Filed by Kennedy Wilson Europe Real Estate Plc

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14A-12 under the Securities Exchange Act of 1934

Subject Company:

Kennedy Wilson Europe Real Estate Plc

File No. 132-00001

THE STATEMENTS IN THIS DOCUMENT ARE DRAWN FROM CERTAIN STATEMENTS MADE IN THE ANNOUNCEMENT ISSUED ON 24 APRIL 2017 UNDER RULE 2.7 OF THE UK TAKEOVER CODE (THE “RULE 2.7 ANNOUNCEMENT”) OF A PROPOSED ALL SHARE OFFER (THE “PROPOSED MERGER”) FOR KENNEDY WILSON EUROPE PLC (“KWE”) BY KENNEDY WILSON HOLDINGS INC. (“KW”). THE INDEPENDENT NON-EXECUTIVE DIRECTORS OF KWE (THE “INEDs”) HAVE TAKEN RESPONSIBILITY ONLY FOR A LIMITED NUMBER OF STATEMENTS IN THE RULE 2.7 ANNOUNCEMENT RELATING TO KWE AS SET OUT IN THE RULE 2.7 ANNOUNCEMENT UNDER “RESPONSIBILITY”. NONE OF THE INEDs NOR ANY OF THEIR ADVISERS OR AGENTS (A) ACCEPTS ANY RESPONSIBILITY FOR ANY STATEMENTS OF FACT, OPINION, EXPECTATION OR INTENTION MADE BY KW OR ANY OF ITS ADVISERS OR AGENTS OR (B) EXPRESSES ANY VIEW ON THE ADVANTAGES OR DISADVANTAGES OF THE PROPOSED SHARE OFFER FOR SHAREHOLDERS OF KW OR ANY OTHER INVESTORS, BUSINESS COUNTERPARTIES OR CUSTOMERS OF KW.

Q&A

RATIONALE AND PRICING
1.	Is the deal done yet?	• No, it is only at a point where the INEDs feel that the KWE shareholders should have the opportunity to consider it.
2.	Why is this an attractive deal for KWE shareholders?

•    Since its IPO in 2014, KWE’s strategy of unlocking value in under-resourced real estate through active portfolio management, asset re-positioning and rigorous capital management has yielded strong returns, generating growth in net asset value along with a growing dividend.

The Independent Committee of KWE believes that KWE’s balanced portfolio, strong cash flows and ample liquidity place the business on a strong foundation and, accordingly, the Independent Committee of KWE continues to believe in the strong standalone prospects of KWE.

However, the Independent Committee of KWE also recognises that the Merger has the potential to deliver the following advantages:

•    access to a diversified international platform with strong growth prospects;

•    the potential for future upside from investment in the Combined Group based on opportunistic investment policies of management across multiple geographies and asset classes;

•    greater diversification of the underlying asset base with exposure to KW’s existing asset portfolio;

•    an internalised management structure without having to bear costs associated with this change; and

•    access to the same management expertise as currently in place at KWE with a proven track record of generating returns on investment.

The Independent Committee of KWE also notes that the terms of the Merger currently imply a value close to KWE’s latest reported Adjusted NAV per KWE Share as at 31 December 2016 and a premium to the Closing Price of KWE Shares as at the Latest Practicable Date.

In formulating its views, the Independent Committee of KWE has also been mindful of a number of factors, including the externally managed structure of KWE and the terms of the IMA, KWE’s shareholder base (including KW’s position as a 23.6% shareholder of KWE) and KWE’s capital structure, business plan and prospects under the status quo.

3.	Why now?

•    The offer values KWE at close to KWE’s latest reported adjusted net asset value as at 31 December 2016 and KWE shares at an approximately 20% premium to where they are currently trading.

•    This transaction provides an opportunity for KWE Shareholders to participate in a diversified international platform with strong growth prospects

4.	What is KWE’s current market capitalisation and what discount has it been trading at?	• As at the Latest Practicable Date it had a market capitalisation of approximately £1.25bn and was trading at discount of approximately 20% to the value of the offer.
5.	What does the merger value KWE at?

•    Based on the Closing Price of US$22.50 per KW Share on the Latest Practicable Date and a £ / US$ exchange rate of 1.2779, the terms of the Merger value each KWE Share at approximately 1,174 pence and KWE’s entire issued share capital at approximately £1.5 billion.

•    The implied value of 1,174 pence per KWE Share represents:

•    a premium of approximately 20.0% to the Closing Price of 979 pence per KWE Share on the Latest Practicable Date;

•    a premium of approximately 22.4% to the volume weighted average price of 960 pence per KWE Share for the three month period ended on the Latest Practicable Date; and

•    a discount of approximately 3.4% to KWE’s last reported Adjusted NAV of 1,216 pence per KWE Share as at 31 December 2016.

6.	Is this truly a merger or is it KW wanting to buy UK assets on the cheap, to the detriment of LSE shareholders?

•    We do not comment on KW’s objectives but the transaction is a share-for-share deal, which will provide KWE Shareholders with the opportunity to participate in a diversified international platform with strong growth prospects.

7.	Specifically, what are the advantages to KWE for agreeing this deal?

•    access to a diversified international platform with strong growth prospects;

•    the potential for future upside from investment in the Combined Group based on opportunistic investment policies of management across multiple geographies and asset classes;

•    greater diversification of the underlying asset base with exposure to KW’s existing asset portfolio;

•    an internalised management structure without having to bear costs associated with this change; and

•    access to the same management expertise as currently in place at KWE with a proven track record of generating returns on investment.

8.	What was the sale process – were other bidders involved?	• We do not comment on the specifics of the sale process.
9.	Wouldn’t you have created more value for shareholders by just putting up KWE up for sale?

•    That’s a speculative question. In formulating its views, the Independent Committee has been mindful of a number of factors, including the externally managed structure of KWE and the terms of the management agreement, KWE’s shareholder base (including KW’s position as a 23.6% shareholder of KWE and KWE’s capital structure, business plan and prospects under the status quo.

10.	Why do you think it acceptable not to offer a cash element?	• The transaction was proposed as a share-for-share transaction and the INEDs believe it is appropriate to allow KWE shareholders an opportunity to consider it.
11.	Do you expect this to shake out any other potential suitors?	• We don’t know but if we were to receive a competing offer, we would deal with it as it arises.
12.	What is the benefit to shareholders of swapping one company trading at a discount to NAV for another?

•    The INEDs note that the terms of the transaction currently imply a value close to KWE’s latest reported adjusted net asset value per KWE share as at 31 December 2016 and a premium to the Closing Price of KWE shares on the Latest Practicable Date.

13.	Please explain how you worked out the pricing of the terms?

•    We don’t discuss negotiations. However, as you can see, both the INEDs and their financial advisers believe the terms of the offer to be fair and that it is appropriate to give the KWE shareholders the opportunity to consider it

14.	How does this pricing level compare to other deals in the market/sector?	• It is difficult to compare as this is a share-for-share transaction, not a sale and KWE shareholders will participate in the Combined Group going forward.
15.	What happens to shareholders who can’t or don’t want to own shares in a US listed stock?	• That is a decision for them but they obviously have the facility to sell their shares in the meantime.
16.	What would you do if you did receive another approach – especially a cash offer?	• We would deal with it as it arises.
17.	Couldn’t the Board and the Investment Manager	• The terms of the transaction currently imply a value close to KWE’s latest reported have provided better shareholder value by continuing to focus on growing the business as an independent listed entity rather than leaping at this deal now?

adjusted net asset value per KWE share as at 31 December 2016 and a premium to the Closing Price of KWE shares on the Latest Practicable Date. The INEDs believe that it is appropriate to give KWE shareholders the opportunity to consider the transaction.

18.	Will there be any competition/regulatory issues?	• Some filings may be required as further described in the Rule 2.7 Announcement
19.	What are the tax implications of the merger for LSE shareholders?

•    A brief description of the anticipated tax consequences of the Merger is set out in the Rule 2.7 Announcement and we refer you to that. Further information on this will be set out in the Scheme Document. This is a highly specialized area where different considerations may apply depending on the country of residence of the KWE shareholders

•    Each KWE Shareholder should seek independent professional advice regarding the tax consequences of the transaction, which may vary according to the particular circumstances of that shareholder.

20.	Why don’t you maintain a London listing and be a dual listed company?	• The acquisition of KWE by KW entails an automatic delisting of KWE. KW is not proposing a London listing for KW.
21.	Are you confident that you will reach sufficient acceptance levels from both companies’ shareholders?	• We can only comment in relation to KWE shareholders whom we intend to recommend to vote in favour of the transaction.
22.	Did the £100m share buyback make this deal more attractive to KW?	• We don’t know. You will have to ask KW management.
23.	What % of the enlarged group will KW own?	• Following completion of the transaction, KW would own 100% of KWE and KWE Shareholders would own approximately 36% and existing KW Shareholders would own approximately 64% of the Combined Group.
STRATEGY AND KEY FINANCIAL METRICS
24.	How does the combined group dividend compare to KWE’s?

•    KWE currently pays a dividend of 48p per annum.

•    You must refer to KW management for their intention on dividends post transaction but you will be able to see what they say on this by reading the Rule 2.7 Announcement.

25.	What impact will FX have on the dividend for UK shareholders?	• The Enlarged Group will pay dividends in US Dollars whereas currently KWE pays dividends in sterling. We obviously cannot predict forex rates.
26.	What are the debt levels for the combined group?	• This question will need to be addressed to KW management but you’ll be able to see what they say on this by reading the Rule 2.7 Announcement.
27.	What will the combined group’s strategy be going forward?	• This is a question for KW management.

28.	Why do you think investors want exposure to a globally and sector diversified real estate stock – isn’t the trend toward geographic or sector specific stocks, which tend to get a better rating?	• Different types of investments have different attractiveness to different investors.
29.	How heavily will the combined group be weighted towards development rather than income assets vs KWE?	• This question will need to be addressed to KW management.
30.	Does the combined Group’s portfolio have more inherent asset risk?	• This question will need to be addressed to KW management.
31.	What will you do to mitigate FX volatility to the Company’s earnings?	• This question will need to be addressed to KW management.
32.	How much firepower will the combined group have?	• This question will need to be addressed to KW management.

MANAGEMENT
33.	How will the UK business be run?	• This question will need to be addressed to KW management.
34.	What will Mary’s role be going forward?	• This question will need to be addressed to KW management.
35.	What is KW’s current shareholding in KWE?	• Approximately 23.65%.
36.	What will KW’s Board and management own in the combined group going forward?	• This question will need to be addressed to KW management. All relevant parties will make opening position disclosures.

COST SAVINGS AND SYNERGIES
37.	Will there be any cost savings as a result of the merger?	• This question will need to be addressed to KW management but you’ll be able to see what they say on this by reading the Rule 2.7 Announcement.
38.	Are redundancies expected?	• This question will need to be addressed to KW management.
39.	Pre-merger, how many employees did each group have?	• KWE is externally managed by KW.

MISCELLANEOUS
40.	Who are KWE’s and KW’s main shareholders? Is there any overlap?	• I cannot comment on our shareholders or their overlap with those of KW beyond saying that this varies over time.

41.	What has the feedback been so far?	• I am not permitted to discuss this under the Takeover Code
42.	What level of acceptances do you need to get for this merger to go through?

•    Under a scheme of arrangement, per Jersey law, the proposed transaction is subject to a shareholder vote by KWE shareholders at a meeting convened with court approval. The scheme is effective if:

•    At least 75% of votes cast at the Court meeting are cast in favour, with each KWE share voted having one vote; and

•    At least 50% of shareholders voting at the Court meeting vote in favour

•    If these thresholds are met and all other conditions to the transactions are satisfied, including the approval of the scheme by the court, then the scheme will be binding on all KWE shareholders whether or not they attended or voted

•    KW’s shares in KWE are excluded from the vote on the scheme

•    A scheme document with additional information will be published in due course

43.	How long have you been in discussion?	• For some time
44.	Who had the idea of doing this merger first?	• KW approached KWE
45.	Has this been something that KW has always been considering?	• This question will need to be addressed to KW management.
46.	What break fees will be payable to the manager upon internalisation?	• There will be no break fees.
47.	Is KW opportunistically taking advantage of the short term volatility created by Brexit and the political events in Europe to buy KWE on the cheap?

•    The terms of the transaction currently imply a value close to KWE’s latest reported adjusted net asset value per KWE share as at 31 December 2016 and a premium to the Closing Price of KWE shares on the Latest Practicable Date.

48.	Why are you relying on December-16 property valuations? Are the valuation going to be updated as part of this process?

•    The 31 December 2016 valuation is the latest available as at today. KWE’s latest reported net asset value is based on third party valuations as set out in the annual report and accounts of the KWE Group for the year ended 31 December 2016. The scheme document will contain either updated valuations reported on in accordance with Rule 29 of the Code or confirmations that the valuations referred to above continue to apply.

49.	Where will the company be based?	• This question will need to be addressed to KW management.

This document may be deemed to be solicitation material in respect of the proposed transaction, including the issuance of shares of KW common stock in connection therewith. In connection with such proposed share issuance, KW expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent KW effects the transaction as a scheme under Jersey law, the issuance of KW common stock is not be expected to require registration under the Securities Act of 1933, as amended (the “Securities Act”), as a result of an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KW determines to conduct the transaction pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the KW common stock that would be issued in the transaction. INVESTORS AND SECURITY HOLDERS OF KW ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT KW WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KW, THE PROPOSED ISSUANCE OF KW COMMON STOCK, AND THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed issuance of KW common stock and the transaction (when they become available), and if required, the registration statement/prospectus and other documents filed by KW with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KW’s website, www.kennedywilson.com, or by contacting our Investor Relations department in writing at 151 S. El Camino Dr. Beverly Hills, CA 90212.

KW believes that KW, KWE, their respective directors and certain KW executive officers may be deemed to be participants in the solicitation of proxies from KW shareholders with respect to the transaction, including the proposed issuance of shares of KW common stock. Information about KW’s directors and executive officers and their ownership of KW shares and KWE shares or securities referencing KWE shares is provided in KW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, KW’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016, and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the proxy statement and other materials to be filed with the SEC in connection with the Transaction and issuance of shares of KW common stock.

NONE OF THE INEDs NOR ANY OF THEIR ADVISERS OR AGENTS (A) ACCEPTS ANY RESPONSIBILITY FOR ANY STATEMENTS OF FACT, OPINION, EXPECTATION OR INTENTION MADE BY KW OR ANY OF ITS ADVISERS OR AGENTS OR (B) EXPRESSES ANY VIEW ON THE ADVANTAGES OR DISADVANTAGES OF THE PROPOSED MERGER FOR SHAREHOLDERS OF KW OR ANY OTHER INVESTORS, BUSINESS COUNTERPARTIES OR CUSTOMERS OF KW.

Rothschild, which is authorized and regulated by the Financial Conduct Authority (the “FCA”) in the UK, is acting exclusively for the independent directors of KWE and no one else in connection with the transaction and any other matter referred to in this document and will not be responsible to anyone other than the independent directors of KWE for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the transaction or any other matters referred to in this document.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”)), which is authorized and regulated in the UK by the FCA, is acting exclusively for the independent directors of KWE and no one else in connection with the transaction or any other matter referred to in this document and will not be responsible to anyone other than the independent directors of KWE for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to the transaction or any other matters referred to in this document.

Forward-looking statements

This document (including information incorporated by reference into this document) contains statements which are, or may be deemed to be, “forward-looking statements” with respect to the financial condition, results of operations and businesses of KWE and KW and the KWE Group and the KW Group, and certain plans and objectives of KWE and KW with respect to the combined group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of KW and KWE about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this document include statements relating to the expected effects of the proposed transaction on KW and KWE, the expected timing and scope of the proposed transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although KW and KWE believe that the expectations reflected in such forward-looking statements are reasonable, KW and KWE can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the conditions to which the proposed transaction will be subject, as well as additional factors, such as: risks relating to the KW group’s and the KWE group’s credit rating; local and global political and economic conditions, including Brexit; the KW group’s and the KWE group’s economic model and liquidity risks; financial services risk; the risks associated with KW’s and KWE’s brand, reputation and trust; environmental risks; safety, technology, data security and data privacy risks; the ability to realise the anticipated benefits and synergies of the proposed transaction, including as a result of a delay in completing the proposed transaction or difficulty in integrating the businesses of the companies involved; legal or regulatory developments and changes; the outcome of any litigation; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither KW nor KWE, nor any of their respective associates, directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this document. None of KWE, the KWE Group, KW or the KW Group undertakes any obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.